NEWS RELEASE

EMX Purchases Royalty Interest Over Hayasa's Urasar Project in Armenia

Vancouver, British Columbia, January 7, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the purchase of a 0.625% NSR royalty interest covering all minerals produced from the Urasar gold-copper project in northern Armenia, which is wholly owned and being advanced by Hayasa Metals Inc. ("Hayasa", TSX-V:HAY), formerly Fremont Gold Ltd. Further to a Joint Acquisition Agreement between EMX and Franco-Nevada Corporation ("Franco") entered into in 2023 (see EMX News Release dated August 1, 2023), Franco has also acquired a 0.625% NSR royalty.

Commercial Terms Overview. EMX and Franco will pay Hayasa a combined US$1 million (with EMX contributing US$450,000 and Franco contributing US$550,000 in accordance with the terms of the Joint Acquisition Agreement) in exchange for:

  A 1.25% NSR royalty interest to be shared evenly between EMX and Franco (i.e. each company will receive a 0.625% NSR royalty interest) that covers the Urasar project licenses and a surrounding area of interest; and
  500,000 share purchase warrants, which can be exercised on a one-for-one basis for common shares of Hayasa within 18 months at a strike price of C$0.22 per share (EMX and Franco will each receive 250,000 of the share purchase warrants).

As part of the transaction, EMX and Franco will have a right of first refusal in respect of any royalty, stream or similar interest on Urasar.

Overview of the Urasar Project. The Urasar gold-copper project was acquired by Hayasa in 2023 by direct acquisition of an exploration license from the Armenian government following an assessment of the Tethyan Metallogenic Belt by Hayasa that was led by Dennis Moore. Mr. Moore is a well-known and accomplished explorer who is credited with the discoveries of the Tocantinzinho and Cuiu Cuiu gold deposits in Brazil.

The Urasar project is positioned along a regional structural zone that juxtaposes an older package of ophiolitic rocks with younger volcanic and volcaniclastic rocks. Gold and copper mineralization are localized along the contact zones throughout the Urasar exploration license and elsewhere in the region. Urasar saw historic copper production by the French during World War I and was later explored by the Soviets in the 1920's, 1930's and 1950's. Several Soviet era resources were defined (in accordance with the Soviet reporting systems at the time), but virtually no work has been completed since. The styles of mineralization at Urasar bear resemblance to the styles of mineralization in the Sokt gold deposit, the largest developed gold deposit in Armenia. Further information on the project is summarized on Hayasa's website.

Armenia has seen recent exploration and development efforts by other western companies, including Orion Mine Finance and Osisko Gold Royalties, who are working to develop the Amulsar gold project in southern Armenia. In addition to its modern mining code and favorable fiscal regime, Armenia currently has over ten active metals mines, and mining is a significant contributor to its GDP.

EMX believes that Urasar has potential to become a significant discovery based upon the historical work done on the property, new surface geochemical and geophysical data collected by Hayasa, and overall geological characteristics. The royalty acquisition at Urasar represents the first co-investment between EMX and Franco as part of their Joint Acquisition Agreement.

Comments on Historical Mineral Resources. EMX does not consider the historical mineral resources defined at Urasar during the Soviet era to be compliant with NI 43-101 standards, nor is EMX treating the historic resources as current resources on the project. They are discussed here strictly for their historical context and should not be relied upon until they can be confirmed.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Comments on Nearby Mines and Deposits. The mines and deposits discussed in this news release provide context for EMX's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar styles, tonnages or grades of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2